EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(dollars are in millions)
Loss from continuing operations	$(2,405)	$(2,326)	$(2,549)	$(5,908)	$(3,951)
Income tax benefit	1,406	1,431	1,453	2,881	1,252
Loss from continuing operations before income tax benefit	(3,811)	(3,757)	(4,002)	(8,789)	(5,203)
Fixed charges:
Interest expense	1,777	2,346	2,905	3,602	5,688
Interest portion of rentals(1)	8	9	7	34	37
Total fixed charges	1,785	2,355	2,912	3,636	5,725
Total earnings from continuing operations as defined	$(2,026)	$(1,402)	$(1,090)	$(5,153)	$522
Ratio of earnings to fixed charges	(1.14)	(.60)	(.37)	(1.42)	.09
Preferred stock dividends(2)	$189	$194	$57	$57	$57
Ratio of earnings to combined fixed charges and preferred stock dividends	(1.03)	(.55)	(.37)	(1.40)	.09

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.